UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

                               For Period Ended  December 31, 1997

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

The Hartcout Companies, Inc.
Full Name of Registrant


Former Name if Applicable

19104 S. Norwalk Boulevard
Address of Principal Executive Officer (Street and Number)

Artesia, California 90701
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report or semi-annual report/portion thereof will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

The Hartcourt Companies, Inc. is awaiting the completion of Company's year end audit by its accountants Harlan & Boettger LLP. The accountants estimate completion of the audit by the 10th of April 1998. It is anticipated that the 10-KSB or portion thereof will be filed no later than the fifteenth calendar day following March 31, 1998.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifications:

          Alan V. Phan                                  (562)       403-1126
         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                              [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Las Vegas Entertainment Network,  Inc.
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly
authorized.

Date: March 27, 1998                                 By: /s/ Alan V. Phan
     ---------------------------------------            -----------------------
PART IV (3) Explanation

The Company's loss from operations for the year ended December 31, 1997 will approximate $350,000, subject to final auditors adjustments, as compared to
$1,579,000  for  the   corresponding   period  in  1996.